Correspondence

                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                  June 24, 2008

VIA EDGAR AND FACSIMILIE

Anne Nguyen Parker, Branch Chief
Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

     Re:  New Frontier Energy, Inc.
          Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-1 and Post-Effective Amendment No. 4 and Post Effective Amendment No. 6 to Form S-1 originally filed on Form SB-2 (SEC File No. 333-144986)

          Form 10-K for the fiscal year ended February 29, 2008, as amended on June 5, 2008 (SEC File No. 0-50472)

Dear Ms. Parker,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Amendment No. 1 to Post-Effective Amendment No. 1 to Form S-1 and Post-Effective Amendment No. 4 and Post Effective Amendment No. 6 to Form S-1 originally filed on Form SB-2 (SEC File No. 333-144986)(the "Registration Statement"). Please also find the Amendment to Form 10-KSB for the fiscal year ended February 29, 2008, as amended on June 5, 2008 (SEC File No. 0-50472).

     The Staff's comments are set forth below along with the Company's responses to those comments.

Post-effective Amendment to Form SB-2 on Form S-1 filed on June 5, 2006
-----------------------------------------------------------------------

Undertakings, Page II-8

1. Please revise to include the undertaking required by Item 512(a)(5) of Regulation S-K.

     The Company has amended the Registration Statement to include the undertaking required by Item 512(a)(5) of Regulation S-K.


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Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 24, 2008
Page 2


Form 10-K for the fiscal year ended February 29, 2008
-----------------------------------------------------

2. The Company has amended the Form 10-KSB/A to provide an explanatory note at the beginning of the report to explain the reasons for each of the amendments to the Form 10-KSB/A as follows:

                                EXPLANATORY NOTE

          This Amendment No. 2 to New Frontier Energy, Inc.'s (the "Company") Form 10-KSB for the fiscal year ended February 29, 2008 is being filed to
     (i) provide an explanation of the reason for Amendment No. 1 to the Company's Form 10-KSB filed on June 5, 2008 ("Amendment No. 1") and (ii) to include management's conclusion regarding the effectiveness of its disclosure controls and procedures. This Amendment No. 2 does not amend, modify or update any other information or disclosures to reflect developments since the original date of filing of the Company's Form 10-KSB on May 27, 2008 or Amendment No. 1 filed on June 5, 2008.

          On June 5, 2008, the Company filed Amendment No.1 to correct certain information discussing the Company's oil and gas reserves and to correct certain information relating to the shares of common stock beneficially owned by the Company's Officers and Directors as a Group. Amendment No. 1 did not amend, modify or update any other information or disclosures to reflect developments since the original date of filing of the Company's Form 10-KSB on May 27, 2008.

          In addition, pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 includes updated certifications from the Chief Executive Officer and Chief Financial Officer.

Controls and Procedures, page 47
--------------------------------

3. It does not appear that you have included the management's conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise to include the conclusion. See Item 307(a) of Regulation S-K.

     The Company has amended the Form 10-KSB/A to include management's conclusion regarding the effectiveness of your disclosure controls and procedures as follows:

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
June 24, 2008
Page 3

     Disclosure Controls and Procedures

          Our Chief Executive Officer and Chief Financial Officer, referred to collectively herein as the Certifying Officers, have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of February 29, 2008 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                                     Sincerely,

                                                     SCHLUETER & ASSOCIATES P.C.


                                                     /s/ David Stefanski
                                                     ---------------------------
                                                     David Stefanski



cc:      New Frontier Energy, Inc.

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